Exhibit 99.1

BiondVax Announces Rights Offering Fully Subscribed at US$20 Million

Funds to complete ongoing pivotal, clinical efficacy, Phase 3 trial of the M-001 Universal Flu Vaccine candidate and scale-up manufacturing

Jerusalem, Israel – July 16, 2019 –

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is proud to announce today the results of its previously announced rights offering. The Company has received subscriptions from existing shareholders for all the offered American Depositary Shares (“ADSs”) and ordinary shares, being a total of 3,057,466 ADSs and 18,298,898 ordinary shares, raising total gross proceeds of US$20 Million.

Mr. Marius Nacht has fully subscribed for the entire allotment available to him in the rights offering through his wholly owned entity Angels Investments in High Tech Ltd. (“AIHT”). He also exercised his option to purchase, under the same terms of the rights offering, 2,203,640 ADSs and 141,538 ordinary shares offered in the rights offering that were not purchased by other shareholders. In total, Mr. Nacht’s investment through AIHT in this offering was US$16.67 Million, making Mr. Nacht a Controlling Shareholder (as defined under the Israeli Companies Law) with a holding of about 42% in BiondVax.

Dr. Ron Babecoff, BiondVax’s President and CEO, commented, “The $20 Million raised in this rights offering, together with the recent additional European Investment Bank financing of €4 Million, for a total of €24 Million of non-dilutive funding committed by the EIB, will fund our operations through to the end of our ongoing pivotal, clinical efficacy, Phase 3 trial. I would like to personally thank, on my behalf and on behalf of the entire BiondVax team, our shareholders and in particular Marius Nacht, Yair Schindel, Isaac Devash, and their partners and colleagues at aMoon 1 for their strong, ongoing support and belief in our mission to bring our universal flu vaccine to the market. I am optimistic that together we are closer than ever to bringing our revolutionary ‘one-for-all’ universal influenza vaccine to the world.”

The Company expects that the new ADSs and ordinary shares will be delivered to subscribers by the end of July 2019.

The funds will be used to support operations through the end of 2020, including scale-up of manufacturing and completion of the ongoing pivotal, clinical efficacy, Phase 3 trial of BiondVax’s M-001 universal flu vaccine candidate. Approximately 8,000 participants are currently being enrolled in the trial’s second cohort, following 4,094 who were recruited in the first cohort prior to the 2018/19 flu season. Results are expected by the end of 2020.

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. Please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of the new manufacturing facility; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC. We undertake no obligation to revise or update any forward-looking statement for any reason.

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